ATTACHMENT FOR CURRENT FILING OF N-SAR
SUB-ITEM 77C
Tax-Advantaged Global Shareholder Yield Fund

The Fund held its Annual Meeting of Shareholders on January 20, 2012. The following action was taken by the shareholders:

Proposal: Election of three (3) Trustees to serve for a three-year term ending at the Annual Meeting of Shareholders in 2015 or such earlier date as required by the By-laws of the Fund. Each nominee was reelected by the Fund’s shareholders and the votes cast with respect to each Trustee are set forth below.

	TOTAL VOTES	TOTAL VOTES
	FOR THE	WITHHELD FROM
	NOMINEE	THE NOMINEE

Stanley Martin	7,354,430	231,504

John A. Moore	7,346,913	239,021

John G. Vrysen	7,361,664	224,270

The terms of office of the following seven Trustees of the Fund had not ended and they remained in office as of the Annual Meeting date: James F. Carlin, William H. Cunningham, Deborah C. Jackson, Hugh McHaffie, Patti McGill Peterson, Steven R. Pruchansky and Gregory A. Russo. Subsequent to the Annual Meeting date, Mr. Carlin resigned from the Board.